Exhibit 99.1

Franco-Nevada To Release Full Year 2015 Results

2015 Results Release:	March 10th after market close

Conference Call and Webcast:	March 11th 11:00 am ET

Dial-in Numbers:	Toll-Free: 1-888-231-8191 International: 647-427-7450

Webcast: A live audio webcast will be accessible at www.franco-nevada.com

A conference call replay will be available until March 18th, 2016 at the following numbers:

Local: 416-849-0833; Toll-Free: 1-855-859-2056; Pass code: 42519356

The new 2016 Asset Handbook will be available as of March 11th, 2016

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Franco-Nevada uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell

Director, Corporate Affairs

416-306-6328

info@franco-nevada.com